Mail Stop 4561

September 21, 2006

Sudhakar Kesavan
Chief Executive Officer
ICF International, Inc.
9300 Lee Highway
Fairfax, Virginia 22031

Re: **ICF International, Inc.**
        Registration Statement on Form S-1/A
        Amended September 12, 2006
        File No. 333-134018

Dear Mr. Kesavan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds – page 34

1. We note that you intend to use up to approximately $46 million of the net proceeds of the offering to repay a portion of existing indebtedness under your revolving credit and term loan facilities. Adding the three figures you include for the short-term loan facility, the term loan facility, and the revolving credit facility, results in a figure of roughly $40 million. Please advise or revise.

Capitalization, page 37

2. We note your disclosure that the as-adjusted figures shown in your capitalization table will be subject to adjustment for the payment of outstanding debt and one-time bonuses. Explain to us why these adjustments are not reflected in the as adjusted balances in your current capitalization table.

Exhibit 1.1—Form of Underwriting Agreement

3. We note your disclosure that the offering will be underwritten on a firm commitment basis. However, upon our review of the underwriting agreement it appears that the underwriters' discretion to terminate the agreement prior to closing is inconsistent with a firm commitment offering. We note disclosure at Section 10.2.E. referencing "any change in financial, political, or economic conditions in the United States or elsewhere, if the effect of any such event in clause D or E, in the sole judgment of UBS, makes it impractical or inadvisable to proceed with the public offering or the delivery of the Shares on the terms and in the manner contemplated by the Registration Statement." Please revise the agreement or provide an analysis of why this is a firm commitment underwriting in light of the discretion granted by this clause. Refer to the no-action relief granted to The First Boston Corporation (1985).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Telewicz, Accountant, at (202) 551-3438 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James J. Maiwurm, Esq. (*via facsimile*)
        Squire, Sanders & Dempsey LLP